Exhibit 99.1

DEJOUR ENERGY INC.

Suite 598-999 Canada Place Vancouver, BC V6C 3E1

Telephone: (604) 638-5050

Fax: (604) 638-5051

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Dejour Energy Inc. (the “Corporation”) has decided to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders’ meeting. However, instead of a paper copy of the Information Circular, shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

MEETING DATE AND LOCATION

WHEN:	Friday, the 14th day of June, 2013 at the hour of 10:00 AM, Vancouver time
WHERE:	Suite 598-999 Canada Place, Vancouver, British Columbia, V6C 3E1

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

Fixing the Number of and Election of Directors: Shareholders will be asked to fix the number of directors of the Corporation (“Directors”) and elect Directors for the ensuing year. Information respecting the election of Directors may be found in the Information Circular under “Matters to Be Acted Upon - Election of Directors”.

Appointment of Auditors: Shareholders will be asked to re-appoint BDO Canada LLP as the Corporation’s auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors. Information respecting the appointment of BDO Canada LLP may be found in the Information Circular under “Matters to Be Acted Upon - Appointment of Auditors”.

Share Consolidation: Shareholders will be asked to grant the Board of Directors authority to complete a share consolidation, if they deem appropriate, of the Corporation’s common shares on the basis of up to five (5) pre-consolidation shares for every one (1) post consolidation share (5:1) to occur sometime before the next annual general meeting, with the exact consolidation ratio and time of the consolidation to be determined by the Board of Directors. Information respecting the share consolidation may be found in the Information Circular under “Matters to Be Acted Upon - Share Consolidation”.

Other Business: Shareholders may be asked to consider other business that may be properly brought before the meeting. Information respecting the use of discretionary authority to vote on any other business may be found in the Information Circular under “Other Matters”.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The meeting materials can be viewed online under the Corporation’s profile at www.sedar.com (Canada) or at www.sec.gov (United States). They may also be downloaded from the Corporation’s website at www.dejour.com/financial-reports.html or from the Corporation’s transfer agent at www.envisionreports.com/DejourAGM2013.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR.

Shareholders may request copies of this management information circular at no cost by calling toll-free at 1-877-907-7643 and entering the 12-digit control number located on the voting instruction form and following the instructions provided. If you do not have a 12-digit control number, please call toll-free at 1-855-887-2243.

To receive meeting materials in advance of the proxy deposit date and meeting date, requests for printed copies must be received no later than June 4, 2013 to ensure timely receipt.

VOTING

Beneficial shareholders are asked to return their enclosed voting instruction form using the following methods at least two business days in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-474-7493 (English) or 1-800-474-7501 (French)

MAIL:	Data Processing Centre
PO Box 2800 STN LCD Malton
Mississauga, ON L5T 2T7

Shareholders with questions about notice and access can call the Corporation toll free at 1-866-888-8230.

DATED at Vancouver, British Columbia, this 1st day of May, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“Robert L. Hodgkinson”

Robert L. Hodgkinson

Co- Chairman and Chief Executive Officer

TO: Registered and Non-Registered Shareholders

National Instrument 51-102 provides Shareholders with the opportunity to elect annually to have their name added to the supplemental mailing list of Dejour Energy Inc. (the “Issuer”) in order to receive (i) annual financial statements and Management Discussion and Analysis (“MD & A”) and (ii) interim financial statements and MD & A of the Issuer.

These documents are accessible under the Issuer’s profile at www.sedar.com. The Issuer will also make these documents available on its website. Alternatively, you may also contact us and we will email or fax you the information you require.

Please assist with cost savings by accessing these documents electronically through the Internet. If you like this option, YOU DO NOT NEED TO FILL OUT THIS FORM.

However, if you wish to receive (i) annual financial statements and MD & A and/or (ii) interim financial statements and MD & A of the Issuer from the Issuer, please check the applicable box below:

I would like to receive annual financial statements and MD & A, even though these documents are available electronically from the SEDAR or the Issuer’s website. I understand this will cost the Issuer printing and mailing costs and administrative time.  ☐

I would like to receive interim financial statements and MD & A, even though these documents are available electronically from the SEDAR or the Issuer’s website. I understand this will cost the Issuer printing and mailing costs and administrative time.  ☐

Please assist with cost savings by accessing these documents electronically through the Internet. If you like this option, YOU DO NOT NEED TO FILL OUT THIS FORM.

Complete and return this form to:

Computershare Trust Company of Canada Proxy Dept. 100 University Avenue 9th Floor, Toronto Ontario M5J 2Y1

Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

Print Name of Shareholder	City/Town/Province/Postal Code

Street Address	Signature of Shareholder

Date

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